

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

> **Re: Ideanomics, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Form 10-Q/A for the Quarter Ended March 31, 2019**
> **Filed July 16, 2019**
> **File No. 001-35561**

Dear Mr. Poor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q/A for the Quarter Ended March 31, 2019

Note 1. Nature of Operations and Summary of Significant Accounting Policies
Digital Currency, page 11

1. We note your response to comment six and your statement that there are "no underlying assets associated with GTB and ownership of GTB does not represent a right to access GD's platform." Please help us reconcile this representation with your March 19, 2019 press release which reported that GT Dollar has been underwriting its tokens with asset-backed collateral, including real estate, airlines, insurance as well as regional bank clearance and acceptance, to launch consumer loyalty programs for those using GT Dollar when it initially launched." Refer to your press release at
    https://www.prnewswire.com/news-releases/ideanomics-signs-digital-asset-management-services-agreement-with-singapores-gt-dollar-and-thai-setaku-insurance-

300814769.html.

Additionally, it does not appear that Asia EDX Exchange (Https://asiaedx.com) has a functioning website or that it is operational. Please advise us.

2.   We also note per Exhibit 10.14 of the Form 10-Q filed May 2, 2019 that Thai Setaku Insurance is a counterparty to your Service Agreement with GT Dollar. Please disclose its role and its respective rights and obligations in connection with the subject agreement.

Note 3. Revenue
Digital asset management service with GTD, page 13

3.   We note your response to comment seven. Please tell and disclose us how you adjusted the Black-Scholes option pricing model to value the GT tokens. In particular, please disclose how you determined the surrogate inputs to the model such as the option strike price and the current stock price.

4.   Please disclose in greater detail the nature of the GT digital currency. Clarify whether a GTB token as referenced in your response is the same as a GT token as referenced in your service agreement. Also, disclose whether it is convertible into a fixed or variable amount of conventional currency and whether you will be able to use it freely in commerce in exchange for goods and services, both within and away from the GT Dollar platform.

Note 6. Accounts Receivable, page 15

5.   We note your response to comment five and your revised disclosure. Considering that most of your receivables exceed 180 days, please tell us why you have experienced significant payment delays and what amounts you received (if any) subsequent to your first quarter. Tell us whether contract provisions limit your exposure to credit risk and whether you have an enforceable right to payment. If not, tell us the factors you considered in determining their collectability apart from oral promises.

Note 14. Related Party Transactions
(b) Transactions with GTD
Disposal of Assets in exchange of GTB, page 21

6.   We note your response to comment nine. Tell us how to reconcile the significant variance between the resultant value of $3.76 per token in the revenue arrangement and $16.32 per token received in the non-monetary exchange. In this regard, we note that you received the tokens in connection with contemporaneous transactions involving the same counterparty.

Additionally, tell us the third party valuation report's basis for its expected cash flows assumptions underlying the income approach which it used to determine the fair value of the licensed content. In this regard, we note that you have not earned income or generated

Alfred Poor
Ideanomics, Inc.
August 9, 2019
Page 3

cash flows from such license during the past two years.

Selling, general and administrative Expenses, page 33

7. We note that on February 12, 2019, you entered into separate <u>covenants not to sue</u> with certain individuals. Please disclose the significant terms of these agreements, including but not limited to payable consideration of $800,000 in the aggregate, and how you accounted for them in the financial statements. Refer to Exhibits 10.11, 10.12, and 10.13 of the Form 10-Q filed on May 2. 2019 and the Form 8-K filed on February 26, 2019.

Correspondence Filed July 16, 2019

Letter Header, page 1

8. Please resubmit your correspondence dated July 16, 2019 to remove the official SEC letterhead and the signature line referencing the Division of Corporation Finance Office of Telecommunications on pages one and seven respectively.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365, or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: William N. Haddad